UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt

Ronald Lea Erratt
Company Secretary

Date 31 March, 2006

ASX & MEDIA RELEASE
31 MARCH 2006

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

MSHL ANNOUNCEMENT

Marshall Edwards Inc (NASDAQ:MSHL) will be presenting at the CIBC World Markets Annual Biotechnology and Specialty Pharmaceuticals Conference on Tuesday April 4, 2006.
The presentation at the Millennium Broadway, New York City will be at 8.30am and webcast on http://www.veracast.com/webcasts/cibcwm/biotech06/62101372.cfm

About Marshall Edwards:

Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring phenoxodiol to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on regulation of the sphingomyelin pathway. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.
More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

ISSUED FOR        : NOVOGEN LIMITED
LISTINGS       : ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION      : CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY      : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157